FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, November 30, 2020

Ger. Gen. 013 / 2020

Mr. Joaquín Cortés Huerta

Chairman

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Financial Market Commission (“CMF” in Spanish), and as duly authorized on behalf of Enel Chile S.A. (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

Considering the financial results of Enel Chile S.A. (the “Company”) as of September 30, 2020, and considering the 2020 Dividend Policy in force set forth at the Ordinary Shareholders Meeting on April 29, 2020, the interim dividend of 15% of accumulated earnings as of such date will not be distributed.

Additionally, Enel Chile S.A. expects to offset the impairment resulting from the decarbonization process of the subsidiary Enel Generación Chile S.A. by distributing an eventual dividend against the retained earnings of previous years. The above will be subject to deliberation by the Company's Board of Directors during the first four months of 2021 and, if approved by said corporate body, that eventual dividend will be proposed for approval at the next Ordinary Shareholders' Meeting of the Company.

Sincerely,

Paolo Pallotti

Chief Executive Officer

Enel Chile S.A.

c.c.:     Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: November 30, 2020